P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

23 June 2004

Dear Sirs

P&O PRE-CLOSE PERIOD STATEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 7/13

EMBARGO: NOT FOR RELEASE BEFORE 07.00 HOURS (UK TIME) ON WEDNESDAY, 23 JUNE 2004

P&O PRE-CLOSE PERIOD STATEMENT

P&O's Interim Results for the six month period to 30 June 2004 will be announced on 12 August. Prior to the commencement of the close period preceding this announcement, P&O will be providing analysts with an opportunity to meet senior management. The key points which will be discussed are:

- Ports - container volumes in P&O's core business have continued to grow to record levels in all regions but particularly Asia. Organic growth is continuing at over 15 % year on year and, despite adverse currency movements, profit growth is exceeding this level and consequently is ahead of current market expectations;
- Ferries – the trends reported for Q1, including higher fuel costs, have continued. In addition, whilst further cost reductions are being achieved, there is some downward pressure on tourist pricing. Overall, Ferries results are likely to be below current market expectations. The wide ranging review of the business is progressing on schedule and the results will be announced in September;
- Property – the Group remains on track to meet its target of £250 million net sales in 2004; and
- Royal P&O Nedlloyd (25% owned by P&O) – world trade growth and hence container shipping volumes continue to grow strongly, supporting the increased market expectations since the Q1 trading statement of 6 May.

For the Group as a whole, the positive trading in Ports and Royal P&O Nedlloyd is offsetting the adverse trends experienced by Ferries. As a result, it is anticipated that there will be no change, or a small increase, in market expectations for the Group's overall pre-tax profit for 2004 prior to exceptional charges. As well as the previously

reported loss on partial disposal of the Group's interest in P&O Nedlloyd, exceptional charges may arise with respect to Ferries.

Further information:

Peter Smith, Director, Communications and Strategy
Tel: + 44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

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